Form NRSRO Exhibit #3.

Policies or procedures adopted and implemented to prevent the misuse of material, non-public information.

Effective date September 28, 2015

CONFIDENTIAL AND NON PUBLIC INFORMATION

Section 15(E)(g)(1) states: Each nationally recognized statistical rating organization shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business of such nationally recognized statistical rating organization, to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by such nationally recognized statistical rating organization or any person associated with such nationally recognized statistical rating organization.

The firm is required by the applicable sections of the Securities Exchange Act of 1934 to have policies tailored to the nature of the business of the firm which are reasonably designed to prevent the misuse of material nonpublic information by the NRSRO or its employees.

During the course of the firm's business activities, analytical staff may attend meetings and discussions with issuers, arrangers, clients or potential clients to discuss analytical components of products or methodologies. There is a possibility the Firm may be exposed to confidential information and material nonpublic information (collectively "Confidential Information").

Confidential Information will be sequestered and not shared with members of the Firm who are not required to know. The Firm's personnel are prohibited from using, propagating, tipping, or in any other way passing Confidential Information to any other persons other than the Firm's Compliance or Legal departments. The firm's DCO will on an at least annual basis review the firm's operations to identify potential exposure to Confidential Information and to review policies to address identified and emerging conflicts.

In the event that an employee passes on Confidential Information, the DCO will assess the cause and seriousness of such infraction and determine an appropriate response. At no time will the Firm or any member of the Firm discuss or disclose such information or perform any personal securities transactions related to Confidential Information until the non-public information is in the public domain (see the Firm's Code of Conduct).

 At least annually, the firm will conduct a compliance meeting in which issues, procedures and policies related to the possession and use of Confidential Information is discussed.

<u>Prevent the Misuse of Inside or Confidential Information About Securities Issuers (Code of Conduct)</u>

<u>Insider Trading Policies And Procedures (Code of Conduct)</u>

NRSRO firms are required to establish, maintain, and enforce policies and procedures to prevent the misuse of material non-public information ("inside information"). These requirements are included in the Insider Trading and Securities Fraud Enforcement Act of 1988 and in the NRSRO rulemaking requirements. The Firm has established policies and procedures reasonably designed to prevent the misuse of inside information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it generally is not exposed to inside information but acknowledges that its associated persons must be able to identify material non-public information and handle such information correctly.
Insider trading for these purposes is any trading activity where persons act on material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace. The Firm anticipates the possibility that instances of exposure to insider information may occur inadvertently in the course of research activities. Any kind of trading with inside, confidential or non-public information may constitute insider trading and be improper if not illegal. In addition, trading on information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED.

In addition, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the firm.

<u>Prohibition Against Acting On Or Disclosing Inside Information (Code of Conduct)</u>

The Firm's policy only allows for the ownership and or trading of mutual funds, ETFs and the existence of blind trusts and similar vehicles where trading and ownership decisions with respect to individual securities are made by third parties. Otherwise, the Firm's policy prohibits associated persons from effecting any securities transactions unless a limited waiver is granted by the firm. It also prohibits associated person trading while in the possession of material, non-public information. Associates are also prohibited from disclosing such information to others – within the Firm and also to others. The prohibition against insider trading applies not only to the security to which the inside information directly relates, but also to related securities, such as options or convertible securities.
If associated persons receive inside information, they are prohibited from trading on that information, whether for the account of themselves, their family, friends, or any customer, or their own account, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) or any other account over which they have control, discretionary authority or power of attorney. This prohibition is in effect should the Firm cover that issuer or not. Additionally they are prohibited from sending that information to others.

If an associated person has any doubt as to whether information received qualifies as material non-public information, the Associate should contact the DCO for clarification. The Compliance Officer shall consult legal counsel if required to confirm the assessment of the information.

Policy for Private Placement Ratings: (Procedures and Methodologies to Determine Credit Ratings – Exhibit 2 of Form NRSRO)

A private placement rating is prepared for a restricted audience, where the rating, any supporting report, and knowledge of the rating, is limited in accordance with the terms of the arrangement with the issuer or third party. Private ratings are not disseminated to the public.

Private placement ratings may include issuer participation, be based on publicly available information, and may be initiated by Egan-Jones, the Issuer or an interested third party. The level of analysis performed on a specific issuer or security would be the same for both public and private ratings.

Private placement ratings may be used for a variety of reasons including, but not limited to: an issuer request for the purposes of issuing debt to a small number of investors who intend to use the rating as an independent rating opinion; an independent rating opinion requested by an investor, regulator, government, or other interested third party; analyze transaction party and/or counterparty credit exposure for Structured Finance ratings.

The sharing of all knowledge, information and records regarding a private placement rating is limited in accordance with the terms of the arrangement with the issuer or third party who requested the rating and in adherence to Egan-Jones policies and procedures.

Egan-Jones monitors private placement ratings through regular and timely reviews and disseminates the results only as previously arranged.

All private placement ratings are developed in accordance with current rating methodologies, policies and procedures.

At least annually, the firm will conduct a compliance meeting in which issues, procedures and policies related to the possession and use of nonpublic or confidential information is discussed.